Exhibit 99.2
Officers and Directors of the Reporting Persons
Each of the Reporting Persons has entered into an investment management agreement with Cyrus, giving Cyrus full voting and dispositive power over the shares of the Issuer’s Common Stock held by the Reporting Persons. Cyrus GP is the general partner of Cyrus, and Mr. Freidheim is the managing member of Cyrus GP and Chief Investment Officer of Cyrus.

Principal Occupation
Name and Business	and Name, Principal Business and Address
Address	of the Employing Organizations	Citizenship
Stephen C. Freidheim 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Investment Officer of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	United States

Cyrus GP

Managing Member of Cyrus GP, which is the general partner of Cyrus. Cyrus GP’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.

FBC

Cyrus serves as Manager to FBC, and as described above, Stephen C. Freidheim is the managing member of Cyrus GP, which is the general partner of Cyrus.

Jennifer M. Pulick 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Compliance Officer and Associate General Counsel of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	United States

Brennan Joseph McCaw 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Financial Officer of Cyrus Capital Partners, L.P., which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	Canada

David A. Milich 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Operating Officer of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	United States